December 26, 2024

Bryan Romano
Chief Executive Officer and Treasurer
World Omni Auto Receivables LLC
250 Jim Moran Blvd.
Deerfield Beach, Florida 33442

       Re: World Omni Auto Receivables LLC
           Registration Statement on Form SF-3
           Filed December 4, 2024
           File No. 333-283578
Dear Bryan Romano:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3
General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General
       Instruction I.A.2. of Form SF-3.
2. Please confirm that, if delinquent assets are included in the pool at the time of the prospectus, the delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. Refer to General
       Instruction I.B.1(e) of Form SF-3.
 December 26, 2024
Page 2
Form of Prospectus
Description of the Notes
Payments of Interest, page 115

3.     The definition of    FRBNY   s Website    on page 116 includes a website
address that
       does not appear to be functioning. Please revise your disclosure to provide the correct website address for accessing the applicable SOFR rates on the Federal Reserve Bank
       of New York   s website.
Underwriting, page 180

4. We note your disclosure on page 182 that the underwriters and their respective affiliates may engage in various activities, including taking "short positions with respect to the Securities backed by similar Receivables," which "may cause or lead to potential conflicts of interests." Please explain how this disclosure is consistent with
       Securities Act Rule 192 or revise the disclosure to qualify it as subject to applicable law, including Rule 192.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Hodan Siad at 202-679-7829 or Arthur Sandel at 202-551-3262 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Structured Finance